Exhibit 99.1

BioBlast Pharma Enhances Leadership Team

Appoints Industry Veteran, Robert W. Cook, as Chief Financial Officer

New Haven, CT – January 11, 2016 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today that it has appointed Robert (Bob) Cook to the position of Chief Financial Officer (CFO). Mr. Cook will be a member of BioBlast’s Executive Committee, situated out of the Company’s U.S. headquarters in New Haven, CT.

As previously announced, Udi Gilboa, co-founder of the Company, who until today was the CFO, will now transition to a special advisor role reporting to the Chief Executive Officer (CEO), and will continue as a member of the Company’s board of directors.

“I’m delighted to have Bob join our executive team given his extensive experience in international banking and as a public company CFO within the pharmaceutical and medical technology fields,” said Colin Foster, President and CEO of BioBlast. “I look forward to working closely with Bob as we ever more increase our U.S. leadership presence and connection with the U.S. and international investment communities. I’m grateful for Udi’s service since the start of the Company and I look forward to continuing to work with him in his new role, and on the board of directors.”

Mr. Cook brings 25 years of international experience in senior financial leadership roles in the healthcare finance, pharmaceutical, and medical technology sectors, most recently serving as Executive Vice President and Chief Financial Officer of Strata Skin Sciences, formerly Mela Sciences, a publicly-held medical technology company focused on the therapeutic and diagnostic dermatology market. Mr. Cook’s prior pharma experience includes ten years as the CFO of Immune Pharmaceuticals and its predecessor EpiCept Corporation, including one year as Interim President and CEO of EpiCept in which he completed the reverse merger of EpiCept into Immune. Prior to that he served six years as CFO at publicly-held Pharmos Corporation. Mr. Cook began his career in financial services at Chase Manhattan, including several years as a senior executive in its Hong Kong investment bank subsidiary, during which it lead managed $8 billion in private and public debt financing for governments, public sector corporations and multinational enterprises. Additionally, he spent two years as a Vice President in the Healthcare Group at General Electric Capital Commercial Finance. Mr. Cook holds a B.S. in Finance, magna cum laude, from The American University, in Washington, DC.

“I am very much looking forward to working with Colin and the executive team as we develop the inherent value of BioBlast,” said Mr. Cook. “I see great opportunity in the company’s orphan disease platforms and am excited about the potential to significantly grow the company’s value to the benefit of patients and investors.”

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, and that the Company’s platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

U.S. Investor Contact

Michael Rice

Founding Partner

LifeSci Advisors, LLC

mrice@lifesciadvisors.com

1.646.597.6979